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         [ARVIN MERITOR LOGO]

                                                                       CONTACTS:
                                                                 MEDIA INQUIRIES
                                                                     Lin Cummins
                                                                  (248) 435-7112
                                                  LINDA.CUMMINS@ARVINMERITOR.COM

                                                              INVESTOR INQUIRIES
                                                                   Alice McGuire
                                                                  (248) 655-2159
                                                  ALICE.MCGUIRE@ARVINMERITOR.COM

                                                             ALTERNATE CONTACTS:
                                                         Dan Katcher/Ellen Barry
                                          Joele Frank, Wilkinson Brimmer Katcher
                                                                  (212) 355-4449


FOR IMMEDIATE RELEASE

                          ARVINMERITOR RECEIVES REQUEST
                           FOR ADDITIONAL INFORMATION

TROY, MICH., (Sept. 8, 2003) - ArvinMeritor, Inc. (NYSE: ARM) today announced that it has received a request for additional information from the Federal Trade Commission (FTC) relating to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) in connection with its tender offer for all of the outstanding common shares of Dana Corporation (NYSE: DCN). This request extends the waiting period under the HSR Act during which the FTC is permitted to review the proposed transaction. ArvinMeritor will continue to work with the FTC with respect to the filing. The company noted that the request is not unusual for transactions of this kind and that the scope of the request was as expected.
         The Company's $15.00 net per share offer for all of the outstanding common shares of Dana common stock is scheduled to expire at 5:00 PM Eastern Daylight Time, on Oct. 2, 2003, unless further extended.
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         ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

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